Issuer Free Writing Prospectus Filed pursuant to Rule 433 Registration No. 333-138032

AMERICAN EXPRESS COMPANY
$2,000,000,000
7.000% FIXED RATE 10-YEAR GLOBAL SENIOR NOTES

Terms and Conditions
Issuer:	American Express Company
Expected Ratings (1) :	A1 / A+ / A+ (Moody’s / S&P / Fitch)
Ranking:	Senior Notes
Trade Date:	March 12, 2008
Settlement Date:	March 19, 2008 (T+5 days)
Maturity:	March 19, 2018
Par Amount:	$2,000,000,000
Benchmark Treasury:	UST 3.500% due 2/18
Re-offer Spread to Benchmark:	T10 +362.5 bps
Re-offer Yield:	7.054%
Coupon:	7.000%
Public Offering Price:	99.617%
Underwriting Discount:	0.400%
Net Proceeds to American Express:	$1,984,340,000 (before expenses)
Interest Payment Dates:	The 19th of each September and March, beginning September 19th , 2008
Day Count:	30 / 360
Redemption:	The notes may not be redeemed prior to maturity unless certain events occur involving United States taxation
Listing:	The notes will not be listed on any exchange
Minimum Denominations/Multiples:	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof
Cusip:	025816AY5
ISIN:	US025816AY50
Joint Book Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Joint Lead Manager:	Greenwich Capital Markets, Inc.
Co-Managers:	Banc of America Securities LLC
Barclays Capital Inc.
BNP PARIBAS
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Mitsubishi UFJ Securities International plc
Mizuho Securities USA Inc.
National Australia Bank Limited
Junior Co-Managers:	BNY Capital Markets, Inc.
CastleOak Securities, L.P.
The Williams Capital Group, L.P.

AMERICAN EXPRESS COMPANY
$2,000,000,000
7.000% FIXED RATE 10-YEAR GLOBAL SENIOR NOTES

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, J.P. Morgan Securities Inc. at 1-212-834-4533 (collect calls accepted), Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-866-500-5408 or Greenwich Capital Markets, Inc. at 1-866-884-2071.